Exhibit 99.1

31st October 2008

Barclays PLC

Interim Management Statement

Group Performance

Group profit before tax for the nine months ended 30th September 2008 was slightly ahead of 2007. Income growth was strong, and costs grew broadly in line with the rate of income growth. Impairment charges grew at a similar rate to the first half of the year. Third quarter 2008 results included a preliminary estimate of the net benefits arising on the acquisition of Lehman Brothers North American investment banking and capital markets businesses; and net losses from credit market writedowns of £129m, comprising writedowns of £1.2bn offset by £1.1bn gains on the fair valuation of issued notes.

Business Commentary

Global Retail and Commercial Banking

Profit before tax in Global Retail and Commercial Banking was ahead of 2007. Strong income growth reflected good progress in the UK businesses, and continued expansion outside the UK. The rate of cost growth was broadly in line with the rate of income growth. Impairment charges grew at a faster pace than in the first half, driven by both strong asset growth, and deteriorating macroeconomic factors.

There was good growth in profit before tax at UK Retail Banking. Solid income growth reflected good performances in Current Accounts, Savings and Local Business as customer deposits increased. Operating expenses were well controlled and remained in line with last year. Barclays share of net new mortgages in the third quarter was 32%. Impairment charges were broadly in line with the first half.

Barclays Commercial Bank saw good growth in income. There was a moderate decline in profit before tax resulting from higher costs and impairment. Cost growth reflected investment in people and infrastructure, lower property credits and higher operating lease depreciation. Higher impairment charges were driven by a more challenging UK corporate credit outlook.

There was very strong growth in profit before tax at Barclaycard. Very strong income growth reflected progress in Barclaycard US and the inclusion of Goldfish in the UK. Cost growth was broadly in line with income growth. Impairment charges grew at a faster rate than the first half reflecting Barclaycard US book growth, the inclusion of Goldfish and the deteriorating retail environment in the US and South Africa.

Global Retail and Commercial Banking - Western Europe income and cost growth rates were consistent with the trends in the first half of the year, with very strong income growth and significant investment in the expansion of the franchise. Profit before tax declined as a result of higher impairment charges, principally in Spain.

Income, cost and impairment growth trends at Global Retail and Commercial Banking - Emerging Markets were consistent with the first half resulting in lower profit before tax. This reflected very strong income growth and continued investment in distribution points and infrastructure across all regions, and expansion into new markets. Impairment growth was driven by rapid growth in assets and some deterioration in retail and corporate lending books.

Global Retail and Commercial Banking - Absa profit before tax remained broadly in line with last year despite challenging market conditions and the depreciation of the Rand. Good income growth and well-controlled costs were broadly offset by increased retail impairment.

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Investment Banking and Investment Management

Barclays Capital profit before tax was well ahead of last year. The underlying business recorded strong growth in interest rate products, emerging markets, commodities, prime services and private equity. The third quarter results also included the following specific items: a preliminary estimate of the net benefits arising on the acquisition of the Lehman Brothers businesses; and net losses from credit market writedowns of £129m, comprising writedowns of £1.2bn offset by £1.1bn gains on the fair valuation of issued notes. Excluding these specific items, net income for the nine months to end of September was well ahead of last year. Exposures related to the credit market dislocation continue to be actively managed and are set out in the Appendix to this statement, including the impact of relevant Lehman Brothers assets acquired.

Barclays Global Investors income was broadly in line with last year. Cost growth reflected a small increase in support for selected liquidity products leading to a rate of decrease in profit before tax consistent with the first half of the year. Assets under management reduced relative to the level of 30th June 2008 as the impact of asset inflows, particularly in ETFs, was more than offset by the lower equity market valuations.

Barclays Wealth profit before tax was in line with the prior year. Solid income growth reflected higher net interest income resulting from increased customer deposits and loans. Solid net client inflows were more than offset by the impact of the falling equity market. Costs remained broadly stable. The sale of the closed life assurance book is due to complete in Q4 2008.

Head Office Functions and Other Operations

The loss before tax in Head Office and Other Operations increased reflecting higher debt service costs, fees for equity raising, and increased costs related to an internal review of compliance with US economic sanctions.

October Trading

October trading has been generally consistent with the trends reported in this statement, although capital market volumes have been lower than in September. The integration of Lehman Brothers has progressed well. Credit spreads narrowed substantially leading to a reversal of £1bn gains on the fair valuation of issued notes. On 20th October 2008 Global Retail and Commercial Banking also received a distribution from the Visa IPO amounting to approximately £190m.

Capital

Excluding the impact of the capital raisings announced today, we expect our Tier 1 capital and equity Tier 1 ratios at 31st December 2008 to be broadly in line with the 30th June 2008 pro-forma ratios of 9.1% and 6.3% respectively.

Notes

1.	Key trends in the income statement set out above, unless stated otherwise, relate to the nine months to 30th September 2008, and are compared to the corresponding nine months of 2007. Balance sheet references relate to 30th September 2008 and are compared to the balance sheet as at 31st December 2007.

2.	Trends in income are expressed after the deduction of ‘net claims and benefits on insurance contracts’.

3.	This financial information on which this interim management statement is based, and the credit market exposures set out in the appendix to this statement, have been prepared in accordance with Barclays previously stated accounting policies, and apply the valuation methodologies described in the Interim Results published on 7th August 2008.

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Timetable

2008 Preliminary Results Announcement	Tuesday, 17th February 2009

2009 Annual General Meeting	Thursday, 23rd April 2009

All dates are provisional and subject to change.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the North American investment banking and capital markets operations of Lehman Brothers into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

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Q308 IMS Appendix:

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures resulted in net losses of £2,108m in the first nine months of 2008, due to continuing dislocation in the credit markets. The net losses, which included £1,560m in impairment charges, comprised: £1,345m against ABS CDO Super Senior exposures; and £2,714m against other credit market exposures; partially offset by gains of £1,951m from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

Exposures have been actively managed in the third quarter of 2008. This is reflected in movements in exposures set out below, which have also been impacted by a 12% appreciation of the US dollar against sterling since 30th June 2008 and the inclusion of £1.0bn of securities from the acquisition of Lehman Brothers North American investment banking and capital markets businesses.

		Pro-forma[1]		Net Exposures
		As at 30.09.08	As at 30.06.08	As at 31.12.07
	Notes	£m	£m	£m
ABS CDO Super Senior	A	3,086	3,229	4,671

Other US sub-prime
– Other US sub-prime		3,063	3,258	5,037
– Whole loan sales post period end		—	(828)	—
Net Other US sub-prime	B	3,063	2,430	5,037

Alt-A	C	3,719	3,510	4,916

Monoline insurers	D	3,558	2,584	1,335

SIVs and SIV-Lites	E	1,066	429	784

Commercial mortgages	F	11,520	10,988	12,399

Leveraged finance
– Net lending and commitments		7,539	7,326	7,368
– Contingent repayment		(2,506)	(2,306)	—
Net leveraged finance	G	5,033	5,020	7,368

1	The above table includes net exposures as at 30th September 2008 less reductions totalling £2,506m (30th June 2008 £3,134m) that are expected to complete in the final quarter of 2008.

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A.	ABS CDO Super Senior

Net ABS CDO Super Senior exposures were £3,086m (30th June 2008: £3,229m). Net exposures are stated after write-downs and charges of £1,345m incurred in 2008 (30th June 2008: £875m) and hedges of £229m (30th June 2008: £204m).

ABS CDO Super Senior high grade exposure of £3,025m comprised liquidity facilities which were fully drawn and classified within loans and receivables. ABS CDO Super Senior mezzanine exposure of £290m (£61m net of hedges) comprised undrawn commitments. The marks applied to the notional collateral are set out in the table below:

	As at 30.09.08				As at 30.06.08
Mix of ABS Super Senior Notional Collateral	High Grade	Mezzanine	Total	Marks[1]	Total	Marks[1]
	£m	£m	£m	%	£m	%
2005 and earlier	1,038	384	1,422	71%	1,306	76%
2006	644	34	678	19%	607	30%
2007 and 2008	20	37	57	45%	51	49%
Sub-prime	1,702	455	2,157	54%	1,964	61%

2005 and earlier	753	66	819	77%	740	83%
2006	512	41	553	57%	502	78%
2007 and 2008	51	8	59	39%	53	56%
Alt-A	1,316	115	1,431	68%	1,295	80%

Prime	645	82	727	87%	657	98%
RMBS CDO	332	56	388	0%	368	0%
Sub-prime second lien	115	—	115	0%	118	0%

Total RMBS	4,110	708	4,818	57%	4,402	65%

CMBS	135	126	261	65%	234	87%
Non-RMBS CDO	468	17	485	47%	441	54%
CLOs	29	20	49	79%	44	76%
Other ABS[2]	109	19	128	90%	110	100%
Total other ABS[2]	741	182	923	60%	829	69%

Total notional collateral	4,851	890	5,741	58%	5,231	66%
Subordination	(479)	(357)	(836)		(755)
Gross exposure pre impairment	4,372	533	4,905		4,476
Impairment	(1,347)	(243)	(1,590)		(1,043)
Hedges	—	(229)	(229)		(204)
Net exposure	3,025	61	3,086		3,229

Collateral marks including liquidated structures				38%		44%

1	Marks above reflect the gross exposure after impairment and subordination and do not include the benefit of hedges.
2	30th June 2008 marks have been restated.

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A.	ABS CDO Super Senior (continued)

ABS CDO Super Senior high grade and mezzanine exposure as at 31st December 2007 included exposures which contained or comprised a derivative at inception. These derivative exposures, which were measured at fair value through profit and loss, were liquidated or consolidated in 2008. The notional collateral of ABS CDOs liquidated or consolidated in 2008 was £4.8bn.

Collateral and hedges related to liquidated and consolidated exposures remaining at 30th September 2008 are stated at fair value net of hedges within ‘Other US sub-prime’ exposures below. The valuation for such collateral at 30th September 2008 is approximately 14% (30th June 2008: 17%). The collateral valuation for all ABS CDO Super Senior deals, including those liquidated and consolidated in 2008, was approximately 38% (30th June 2008: 44%).

Hedges of £229m (30th June 2008: £204m) comprise trades in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process. None of the hedge counterparties are monoline insurers.

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprises residential mortgage backed securities (RMBS). Within this the majority of the sub-prime and Alt-A collateral was originated in 2005 or earlier with minimal exposure to 2007 or later. The vintages of the sub-prime, Alt-A and US RMBS collateral are set out in the table below.

Sub-prime Collateral by Vintage	As at 30.09.08	As at 30.06.08	As at 31.12.07
2005 and earlier	66%	66%	54%
2006	31%	31%	40%
2007 and 2008	3%	3%	6%

Alt-A Collateral by Vintage
2005 and earlier	57%	57%	49%
2006	39%	39%	40%
2007 and 2008	4%	4%	11%

US RMBS Collateral by Vintage
2005 and earlier	58%	58%	52%
2006	39%	39%	41%
2007 and 2008	3%	3%	7%

RMBS collateral for the ABS CDO Super Senior exposures is subject to public ratings. The ratings of sub-prime, Alt-A and total RMBS CDO collateral as at 30th September 2008 are set out in the table below.

Sub-prime RMBS Ratings	High Grade	Mezzanine	Total
AAA/AA	48%	4%	39%
A/BBB	16%	42%	22%
Non-investment Grade	36%	54%	39%

Alt-A RMBS Ratings	High Grade	Mezzanine	Total
AAA/AA	84%	39%	80%
A/BBB	6%	24%	8%
Non-investment Grade	10%	37%	12%

Total RMBS Ratings	High Grade	Mezzanine	Total
AAA/AA	64%	18%	55%
A/BBB	12%	35%	16%
Non-investment Grade	24%	47%	29%

Barclays PLC	6

B.	Other US Sub-Prime

	As at 30.09.08	Pro-forma[1] 30.06.08	As at 31.12.07	Marks at 30.09.08	Marks at 30.06.08	Marks at 31.12.07
	£m	£m	£m
Whole loans - performing	1,401	2,145	2,805	82%	84%	100%
Whole loans - more than 60 days past due	245	272	372	44%	50%	65%
Total whole loans	1,646	2,417	3,177	72%	78%	94%
Sales post period end	—	(828)	—
Net exposure	1,646	1,589	3,177	72%	78%	94%

AAA securities	517	360	481	49%	54%	88%
Other US sub-prime securities	412	418	525	12%	34%	61%
Total securities gross of hedges	929	778	1,006	21%	42%	71%
Hedges	(206)	(689)	(369)
Securities net of hedges	723	89	637
Residuals	0	30	233	0%	3%	24%
Other exposures with underlying sub-prime collateral:
– Derivatives	260	290	333	83%	93%	100%
– Loans/other	338	347	600	75%	80%	100%
– Real estate	96	85	57	49%	53%	68%
Total other direct and indirect exposure	1,417	841	1,860

Total other US sub-prime	3,063	2,430	5,037

The majority of other US sub-prime exposures are measured at fair value through profit and loss.

Whole loans included £1,497m (30th June 2008: £2,279m) acquired on or originated since the acquisition of EquiFirst in March 2007. Of this balance £415m of new loans were originated in 2008. At 30th September 2008 the average loan to value at origination of all of the sub-prime whole loans was 80%.

In the nine months to 30th September 2008 there were net sales, pay-downs of collateral and movements in hedges and in US sub-prime collateral of liquidated and consolidated ABS CDO Super Senior structures of approximately £1,258m. This excludes the impact of assets acquired from Lehman Brothers.

Included above are senior AAA securities of £44m (30th June 2008: £44m) held by consolidated conduits on which a mark to market loss of £16m has been recognised in equity in the nine months to 30th September 2008. This is expected to reverse over time. The securities have protection provided by subordination of 16%.

Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.

Other exposures with underlying sub-prime collateral include counterparty derivative exposures to vehicles which hold sub-prime collateral. The majority of this exposure is the most senior obligation of the vehicles.

The 30th September 2008 figures include assets acquired from Lehman Brothers of £92m in AAA securities and £108m in other US sub-prime securities.

1	Pro-forma exposure represents net exposures as at 30th June 2008 less material sales agreed.

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C.	Alt-A

Net exposure to the Alt-A market was £3,719m (30th June 2008: £3,510m), through a combination of whole loans, securities and residuals held on the balance sheet, including those held in consolidated conduits.

	As at 30.09.08	As at 30.06.08	As at 31.12.07	Marks at 30.09.08	Marks at 30.06.08	Marks at 31.12.07
	£m	£m	£m
AAA securities	1,877	2,322	3,442	51%	69%	87%
Other Alt-A securities	814	149	208	7%	30%	75%
Whole Loans	680	716	909	73%	80%	97%
Residuals	11	13	25	31%	40%	66%
Other exposures with underlying Alt-A collateral:
– Derivatives	202	184	221	100%	100%	100%
– Loans/other	135	126	111	73%	76%	97%
Total	3,719	3,510	4,916

Alt-A securities, whole loans and residuals are measured at fair value through profit and loss. Alt-A securities held in conduits are categorised as available for sale.

Included above are senior securities currently rated AAA of £540m (30th June 2008: £598m) held by consolidated conduits on which a mark to market loss of £197m has been recognised in equity in the nine months to 30th September 2008. This is expected to reverse over time. The securities have protection provided by subordination of 23%.

At 30th September 2008, 89% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination was 84%.

In the nine months to 30th September 2008 there were net sales, paydowns of collateral and movements in Alt-A collateral of liquidated and consolidated ABS CDO Super Senior structures of approximately £786m. This excludes the impact of assets acquired from Lehman Brothers.

Other exposures with underlying Alt-A collateral include counterparty derivative exposures to vehicles which hold Alt-A collateral. The majority of this exposure is the most senior obligation of the vehicle.

The 30th September 2008 figures include assets acquired from Lehman Brothers of £331m in AAA securities and £211m in other Alt-A securities.

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D.	Monoline Insurers

Assets are held with insurance protection or other credit enhancements from monoline insurers. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims on monoline insurers. These are measured at fair value through profit and loss.

The net exposure to monoline insurers under these contracts increased to £3,558m by 30th September 2008 (30th June 2008: £2,584m) reflecting declines in fair value of the underlying asset on existing contracts. There have been no claims due under these contracts as none of the underlying assets were in default at 30th September 2008.

At 30th September 2008, 67% of the underlying assets comprised collateralised loan obligations (CLOs), 10% US RMBS and 23% other collateral, primarily US CMBS. 94% of the underlying assets are rated AAA/AA at 30th September 2008.

	As at 30.09.08
Exposure by Credit Rating of Monoline Insurer	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Reserve	Net Exposure
	£m	£m	£m	£m	£m
AAA/AA	11,615	9,991	1,624	(120)	1,504
A/BBB	5,840	3,949	1,891	(373)	1,518
Non-investment grade	5,568	4,917	651	(115)	536
Total	23,023	18,857	4,166	(608)	3,558

	As at 30.06.08
Exposure by Credit Rating of Monoline Insurer	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Reserve	Net Exposure
	£m	£m	£m	£m	£m
AAA/AA	10,738	9,587	1,151	(98)	1,053
A/BBB	5,592	4,193	1,399	(242)	1,157
Non-investment grade	5,151	4,684	467	(93)	374
Total	21,481	18,464	3,017	(433)	2,584

	As at 31.12.07
Exposure by Credit Rating of Monoline Insurer	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Reserve	Net Exposure
	£m	£m	£m	£m	£m
AAA/AA	21,573	20,179	1,394	(59)	1,335

Barclays PLC	9

D.	Monoline Insurers (continued)

The notional value of the assets wrapped with insurance protection are set out below, analysed by the current rating of the monoline. Of the US RMBS assets, 97% are protected by monolines with investment grade ratings as at 30th September 2008.

	Rating of Monoline Insurer - As at 30.09.08
Notional Assets Wrapped by Monoline Insurers	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
2005 and earlier	125	—	—	125
2006	398	625	—	1,023
2007 and 2008	—	417	—	417
High Grade	523	1,042	—	1,565
Mezzanine - 2005 and earlier	—	528	63	591
CDO[2] - 2005 and earlier	41	—	—	41
US RMBS	564	1,570	63	2,197
CMBS	56	2,673	348	3,077
CLOs	9,634	864	4,909	15,407
Other	1,361	733	248	2,342
Total	11,615	5,840	5,568	23,023

	Rating of Monoline Insurer - As at 30.06.08
Notional Assets Wrapped by Monoline Insurers	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
2005 and earlier	112	—	—	112
2006	359	562	—	921
2007 and 2008	—	374	—	374
High Grade	471	936	—	1,407
Mezzanine - 2005 and earlier	—	508	63	571
CDO[2] - 2005 and earlier	38	—	—	38
US RMBS	509	1,444	63	2,016
CMBS	50	2,392	311	2,753
CLOs	8,801	1,050	4,555	14,406
Other	1,378	706	222	2,306
Total	10,738	5,592	5,151	21,481

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E.	SIVs/SIV-Lites

SIVs/SIV-lites	As at 30.09.08	As at 30.06.08	As at 31.12.07	Marks at 30.09.08	Marks at 30.06.08	Marks at 31.12.07
	£m	£m	£m	%	%	%
Liquidity facilities	611	176	466	66%	78%	100%
Bond inventory	9	35	52	8%	23%	37%
Derivatives	446	218	266	99%	98%	100%
Total	1,066	429	784

At 30th September 2008 liquidity facilities of £611m (30th June 2008: £176m) include £482m designated at fair value through profit and loss relating to a SIV-lite which had previously been hedged with Lehman Brothers. Following the Lehman Brothers bankruptcy filing this facility has been reflected as a new exposure to the underlying assets. The remaining £129m represents drawn liquidity facilities in respect of SIV-lites and other structured investment vehicles classified as loans and receivables and are stated at cost less impairment.

Bond inventory and derivatives exposures are fair valued through profit and loss.

Movement in derivative exposure primarily relates to CDS exposure with financial institutions as reference entities. At 30th September 2008 exposure had increased to £446m (30th June 2008: £218m). The increase is driven by the widening of credit spreads against all financial institutions which occurred at the end of September 2008.

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F.	Commercial Mortgages

Exposures in Barclays Capital’s commercial mortgages portfolio, all of which are measured at fair value, comprised commercial real estate exposure of £10,335m (30th June 2008: £10,354m) and commercial mortgage-backed securities (CMBS) of £1,185m (30th June 2008: £634m).

The commercial real estate loan exposure comprises 55% US, 42% Continental Europe and UK and 3% Asia. Of the total exposure 91% is tenanted; 6% relates to land or property under construction.

The US exposure includes two large facilities which comprise 43% of the total US exposure. These facilities have paid down approximately £768m in the first nine months of 2008. The remaining 57% of the US exposure comprises 76 facilities.

The UK and Continental European portfolio is well diversified with 76 facilities in place at 30th September 2008. In Europe protection is provided by loan covenants and annual LTV retests, which cover 90% of the portfolio. Of the Continental European exposure 61% relates to Germany. Exposure to the Spanish market represents less than 1% of total exposure at 30th September 2008.

At the start of the year exposure increased through additional drawdowns on facilities. Exposure subsequently declined following sales and paydowns of approximately £1.0bn in the UK and Continental Europe and £1.6bn in the US.

Commercial Mortgages	As at 30.09.08	As at 30.06.08	As at 31.12.07
	£m	£m	£m
Commercial real estate	10,335	10,354	11,103
Commercial mortgage-backed securities	1,185	634	1,296
Total	11,520	10,988	12,399

Commercial Real Estate Exposure by Region	As at 30.09.08	As at 30.06.08	As at 31.12.07	Marks at 30.09.08	Marks at 30.06.08	Marks at 31.12.07
	£m	£m	£m	%	%	%
US	5,675	5,558	5,947	95%	96%	99%
Germany	2,079	2,153	1,783	98%	98%	100%
Sweden	251	269	250	99%	100%	100%
France	229	226	289	97%	95%	100%
Switzerland	142	137	127	100%	98%	100%
Spain	91	92	89	96%	97%	100%
Other Continental Europe	629	656	779	99%	97%	100%
UK	894	925	1,422	95%	97%	100%
Asia	345	338	417	99%	99%	100%
Total	10,335	10,354	11,103

Commercial Real Estate Exposure Metrics	WALTV[1]	WAM[2]	WALA[3]
US	71.2%	1.5 yrs	1.4 yrs
Continental Europe	79.8%	4.8 yrs	1.3 yrs
UK	73.1%	6.0 yrs	1.6 yrs
Asia	78.7%	5.9 yrs	1.1 yrs

1	Weighted-average loan-to-value based on the most recent valuation.
2	Weighted-average number of years to initial maturity.
3	Weighted-average loan age.

Barclays PLC	12

F.	Commercial Mortgages (continued)

	As at 30.09.08
Commercial Real Estate Exposure by Industry	US	Continental Europe	UK	Asia	Total
	£m	£m	£m	£m	£m
Office	2,361	1,093	212	103	3,769
Residential	1,356	1,074	244	93	2,767
Retail	51	560	110	83	804
Hotels	857	396	35	19	1,307
Leisure	—	—	253	—	253
Land	149	—	—	—	149
Industrial	468	217	40	10	735
Mixed/Others	408	81	—	37	526
Hedges	25	—	—	—	25
Total	5,675	3,421	894	345	10,335

Commercial Mortgage Backed Securities (net of hedges)	As at 30.09.08	As at 30.06.08	As at 31.12.07	Marks at 30.09.08[1]	Marks at 30.06.08[1]	Marks at 31.12.07[1]
	£m	£m	£m	%	%	%
AAA securities	791	543	1,008
Other securities	394	91	288
Total	1,185	634	1,296	24%	68%	98%

Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.

The 30th September 2008 figures include assets acquired from Lehman Brothers of £31m in AAA securities and £190m in other securities.

1	Marks are based on gross collateral.

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G.	Leveraged Finance

At 30th September 2008, the exposure relating to leveraged finance loans originated prior to 30th June 2007 was £9,489m (30th June 2008: £9,217m). This includes original targeted holds at commitment date of £1,781m (30th June 2008: £1,722m). Barclays Capital expects to hold these leveraged finance positions until redemption. Leveraged loans are classified within loans and receivables and are stated at amortised cost less impairment. The credit performance of the assets remains satisfactory.

Leveraged Finance Exposure by Region	Pro-forma[1] 30.09.08	Pro-forma[1] 30.06.08	As at 31.12.07
	£m	£m	£m
UK	4,733	4,436	4,401
US	3,197	2,961	3,037
Europe	1,356	1,609	1,568
Asia	203	211	211
Total lending and commitments	9,489	9,217	9,217
Original targeted hold	(1,781)	(1,722)	(1,659)
Unrecognised fees	(169)	(169)	(190)
Net lending and commitments	7,539	7,326	7,368
Contingent repayment	(2,506)	(2,306)	—
Net exposure	5,033	5,020	7,368

	As at 30.09.08
Leveraged Finance Exposure by Industry	Drawn	Undrawn	Total
	£m	£m	£m
Insurance	2,479	97	2,576
Telecoms	2,457	179	2,636
Retail	875	107	982
Healthcare	592	172	764
Media	536	103	639
Services	498	151	649
Manufacturing	409	80	489
Chemicals	272	35	307
Other	285	162	447
Total	8,403	1,086	9,489

	As at 30.06.08			As at 31.12.07
Leveraged Finance Exposure by Industry	Drawn	Undrawn	Total	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m	£m
Insurance	2,389	147	2,536	2,456	78	2,534
Telecoms	2,192	222	2,414	2,259	240	2,499
Retail	834	142	976	828	132	960
Healthcare	604	159	763	577	141	718
Media	489	130	619	469	127	596
Services	487	172	659	388	134	522
Manufacturing	385	97	482	371	125	496
Chemicals	287	37	324	46	286	332
Other	211	233	444	233	327	560
Total	7,878	1,339	9,217	7,627	1,590	9,217

New leveraged finance commitments originated after 30th June 2007 comprised £636m (30th June 2008: £1,275m).

1	Pro-forma represents exposures as at 30th September 2008 less leveraged finance loans of £2,506m that have become subject to an announced intention to be repaid at par. This transaction is contingent upon regulatory approvals and is likely to be completed in the fourth quarter of 2008.

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H.	Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 30th September 2008, the own credit adjustment arose from the fair valuation of £56.6bn of Barclays Capital structured notes (30th June 2008: £48.1bn). The widening of Barclays credit spreads affected the fair value of these notes and as a result revaluation gains of £1,951m were recognised in trading income in the first nine months of 2008. Of this, £852m was recognised in the first half of 2008.

In October 2008, credit spreads narrowed substantially leading to a reversal of £1bn gains on the fair valuation of issued notes.

– ENDS –

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